Exhibit 99.4

           Annual Servicing Report of PHH Mortgage Services Corporation

(Since PHH Mortgage Services Corporation's fiscal year ends April 30, the following report is for the period ending April 30, 1996, the most recent such report.)

KPMG Peat Marwick LLP
1600 Market Street
Philadelphia, PA 19103-7212



Independent Accountant's Report



The Board of Directors
PHH Mortgage Services Corporation:


We have examined management's assertion about PHH Mortgage Services Corporation's compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended April 30, 1996 included in the accompanying management assertion. Management is responsible for PHH Mortgage Services Corporation's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about PHH Mortgage Services Corporation's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of PHH Mortgage Services Corporation's compliance with the minimum servicing standards.

In our opinion, management's assertion that PHH Mortgage Services Corporation complied with the aforementioned minimum servicing standards as of and for the year ended April 30, 1996 is fairly stated, in all material respects.



/s/ KPMG Peat Marwick LLP


May 15, 1996